ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding’s 2022 Annual Report on Form 20-F filed with the SEC and the CVM

Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”).

The 2022 Form 20-F is available in English at the SEC’s website (www.sec.gov), on the Brazilian Securities and Exchange Commission’s website (Comissão de Valores Mobiliários, the CVM) (www.cvm.gov.br) and on the Company’s Investor Relations website (www.itau.com.br/investor-relations).

Lastly, shareholders may receive hard copies of the Company’s audited financial statements for the fiscal year ended December 31, 2022, free of charge, by requesting a copy to the Investor Relations team at ri@itau-unibanco.com.br. If you wish to receive a hard copy, kindly provide your contact details and mailing address.

São Paulo, April 28, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence